Securities and Exchange Commission, Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

BROOGE HOLDINGS LIMITED
(Name of Issuer)

Ordinary Shares, par value $0.0001 per share
(Title of Class of Securities)

G1611B 107
(CUSIP Number)

BPGIC Holdings Limited
Nicolaas L. Paardenkooper, Chief Executive Officer
P.O. Box 50170 Fujairah, United Arab Emirates +971 9 201 6666
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 20, 2019
(Date of Event Which Requires Filing of This Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

CUSIP No. G1611B 107

(1) Names of reporting persons	BPGIC Holdings Limited
(2) Check the appropriate box if a member of a group (see instructions)	(a) ☐ (b) ☒
(3) SEC use only
(4) Source of funds (see instructions)	OO
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
(6) Citizenship or place of organization	Cayman Islands
Number of shares beneficially owned by each reporting person with:
(7) Sole voting power	0
(8) Shared voting power	98,718,035(1)(2)
(9) Sole dispositive power	0
(10) Shared dispositive power	98,718,035(1)(2)
(11) Aggregate amount beneficially owned by each reporting person	98,718,035(1)(2)
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☐
(13) Percent of class represented by amount in Row (11)	90.1%(1)(2)
(14) Type of reporting person (see instructions)	CO

(1) 20,000,000 ordinary shares beneficially owned by BPGIC Holdings Limited are held in escrow and subject to forfeiture until the Issuer satisfies certain milestones.

(2) MENA Energy Services Holdings Limited holds convertible securities in BPGIC Holdings Limited that entitle it to convert its securities in BPGIC Holdings Limited into 8,333,333 of the ordinary shares of the Issuer owned by BPGIC Holdings Limited. Accordingly, BPGIC Holdings Limited has placed 8,333,333 ordinary shares into escrow for release to MENA Energy Services Holdings Limited in the event it converts its securities in BPGIC Holdings Limited.

CUSIP No. G1611B 107

(1) Names of reporting persons	Nicolaas L. Paardenkooper
(2) Check the appropriate box if a member of a group (see instructions)	(a) ☐ (b) ☒
(3) SEC use only
(4) Source of funds (see instructions)	OO
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
(6) Citizenship or place of organization	Kingdom of the Netherlands
Number of shares beneficially owned by each reporting person with:
(7) Sole voting power	0
(8) Shared voting power	98,718,035(1)(2)(3)
(9) Sole dispositive power	0
(10) Shared dispositive power	98,718,035(1)(2)(3)
(11) Aggregate amount beneficially owned by each reporting person	98,718,035(1)(2)(3)
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☐
(13) Percent of class represented by amount in Row (11)	90.1%(1)(2)(3)
(14) Type of reporting person (see instructions)	IN

(1) Represents the shares held by BPGIC Holdings Limited. Mr. Paardenkooper is the Chief Executive Officer of BPGIC Holdings Limited, consequently, he may be deemed the beneficial owner of 100% of the shares held by BPGIC Holdings Limited. Mr. Paardenkooper disclaims beneficial ownership of any shares other than to the extent he may have a pecuniary interest therein.

(2) 20,000,000 ordinary shares beneficially owned by BPGIC Holdings Limited are held in escrow and subject to forfeiture until the Issuer satisfies certain milestones.

(3) MENA Energy Services Holdings Limited holds convertible securities in BPGIC Holdings Limited that entitle it to convert its securities in BPGIC Holdings Limited into 8,333,333 of the ordinary shares of the Issuer owned by BPGIC Holdings Limited. Accordingly, BPGIC Holdings Limited has placed 8,333,333 ordinary shares into escrow for release to MENA Energy Services Holdings Limited in the event it converts its securities in BPGIC Holdings Limited.

CUSIP No. G1611B 107

(1) Names of reporting persons	Brooge Petroleum and Gas Investment Company (BPGIC) PLC
(2) Check the appropriate box if a member of a group (see instructions)	(a) ☐ (b) ☒
(3) SEC use only
(4) Source of funds (see instructions)	OO
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
(6) Citizenship or place of organization	England and Wales
Number of shares beneficially owned by each reporting person with:
(7) Sole voting power	0
(8) Shared voting power	98,718,035(1)(2)
(9) Sole dispositive power	0
(10) Shared dispositive power	98,718,035(1)(2)
(11) Aggregate amount beneficially owned by each reporting person	98,718,035(1)(2)
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☐
(13) Percent of class represented by amount in Row (11)	90.1%(1)(2)
(14) Type of reporting person (see instructions)	CO

(1) Represents the shares held by BPGIC Holdings Limited. Brooge Petroleum and Gas Investment Company (BPGIC) PLC is the sole shareholder of BPGIC Holdings Limited, consequently, it may be deemed to be the beneficial owner of 100% of the shares held by BPGIC Holdings Limited. Brooge Petroleum and Gas Investment Company (BPGIC) PLC disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

(2) 20,000,000 ordinary shares beneficially owned by Brooge Petroleum and Gas Investment Company (BPGIC) PLC are held in escrow and subject to forfeiture until the Issuer satisfies certain milestones.

CUSIP No. G1611B 107

(1) Names of reporting persons	SBD International LP
(2) Check the appropriate box if a member of a group (see instructions)	(a) ☐ (b) ☒
(3) SEC use only
(4) Source of funds (see instructions)	OO
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
(6) Citizenship or place of organization	Cayman Islands
Number of shares beneficially owned by each reporting person with:
(7) Sole voting power	0
(8) Shared voting power	58,152,625(1)
(9) Sole dispositive power	0
(10) Shared dispositive power	58,152,625(1)
(11) Aggregate amount beneficially owned by each reporting person	58,152,625(1)
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☐
(13) Percent of class represented by amount in Row (11)	53.1%(1)
(14) Type of reporting person (see instructions)	PN

(1) SBD International LP holds a controlling interest in Brooge Petroleum and Gas Investment Company (BPGIC) PLC which is the sole shareholder of BPGIC Holdings Limited. Its pro rata percentage of the Company ordinary shares held by BPGIC Holdings Limited is 58.9%, i.e., 58,152,625 ordinary shares. Similarly, SBD International LP’s pro rata portion of the ordinary shares held in escrow is 58.9%. SBD International LP disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

CUSIP No. G1611B 107

(1) Names of reporting persons	SD Holding Limited
(2) Check the appropriate box if a member of a group (see instructions)	(a) ☐ (b) ☒
(3) SEC use only
(4) Source of funds (see instructions)	OO
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
(6) Citizenship or place of organization	Cayman Islands
Number of shares beneficially owned by each reporting person with:
(7) Sole voting power	0
(8) Shared voting power	58,152,625(1)
(9) Sole dispositive power	0
(10) Shared dispositive power	58,152,625(1)
(11) Aggregate amount beneficially owned by each reporting person	58,152,625(1)
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☐
(13) Percent of class represented by amount in Row (11)	53.1%(1)
(14) Type of reporting person (see instructions)	CO

(1) Represents the interest of SBD International LP, as a shareholder of Brooge Petroleum and Gas Investment Company (BPGIC) PLC, in the shares held by BPGIC Holdings Limited. SD Holding Limited is the general partner of SBD International LP, consequently, it may be deemed the beneficial owner of 58.9% of the shares held by BPGIC Holdings Limited. SD Holding Limited disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

CUSIP No. G1611B 107

(1) Names of reporting persons	HBS Investments LP
(2) Check the appropriate box if a member of a group (see instructions)	(a) ☐ (b) ☒
(3) SEC use only
(4) Source of funds (see instructions)	OO
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
(6) Citizenship or place of organization	Cayman Islands
Number of shares beneficially owned by each reporting person with:
(7) Sole voting power	0
(8) Shared voting power	9,674,367(1)
(9) Sole dispositive power	0
(10) Shared dispositive power	9,674,367(1)
(11) Aggregate amount beneficially owned by each reporting person	9,674,367(1)
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☐
(13) Percent of class represented by amount in Row (11)	8.8%(1)
(14) Type of reporting person (see instructions)	PN

(1) Represents the interests of HBS Investments LP, as a shareholder of Brooge Petroleum and Gas Investment Company (BPGIC) PLC, in the shares held by BPGIC Holdings Limited. HBS Investments LP’s pro rata portion of the ordinary shares held in escrow is 9.8%. HBS Investments LP disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

CUSIP No. G1611B 107

(1) Names of reporting persons	O2 Investments Limited
(2) Check the appropriate box if a member of a group (see instructions)	(a) ☐ (b) ☒
(3) SEC use only
(4) Source of funds (see instructions)	OO
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
(6) Citizenship or place of organization	Cayman Islands
Number of shares beneficially owned by each reporting person with:
(7) Sole voting power	0
(8) Shared voting power	9,674,367(1)
(9) Sole dispositive power	0
(10) Shared dispositive power	9,674,367(1)
(11) Aggregate amount beneficially owned by each reporting person	9,674,367(1)
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☐
(13) Percent of class represented by amount in Row (11)	8.8%(1)
(14) Type of reporting person (see instructions)	CO

(1) Represents the interests of HBS Investments LP, as a shareholder of Brooge Petroleum and Gas Investment Company (BPGIC) PLC, in the shares held by BPGIC Holdings Limited. O2 Investments Limited is the general partner of HBS Investments LP, consequently, it may be deemed the beneficial owner of 9.8% of the shares held by BPGIC Holdings Limited. O2 Investments Limited disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

CUSIP No. G1611B 107

(1) Names of reporting persons	Salman Dawood Salman Al-Ameri
(2) Check the appropriate box if a member of a group (see instructions)	(a) ☐ (b) ☒
(3) SEC use only
(4) Source of funds (see instructions)	OO
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
(6) Citizenship or place of organization	Iraq
Number of shares beneficially owned by each reporting person with:
(7) Sole voting power	0
(8) Shared voting power	67,826,992(1)
(9) Sole dispositive power	0
(10) Shared dispositive power	67,826,992(1)
(11) Aggregate amount beneficially owned by each reporting person	67,826,992(1)
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☐
(13) Percent of class represented by amount in Row (11)	61.9%(1)
(14) Type of reporting person (see instructions)	IN

(1) Represents the interests of SBD International LP and HBS Investments LP, as shareholders of Brooge Petroleum and Gas Investment Company (BPGIC) PLC, in the shares held by BPGIC Holdings Limited. Salman Dawood Salman Al-Ameri is the sole shareholder of SD Holding Limited (the general partner of SBD International LP) and the sole shareholder of O2 Investments Limited (the general partner of HBS Investments LP). Consequently, Mr. Al-Ameri may be deemed the beneficial owner of 68.7% of the shares held by BPGIC Holdings Limited. Mr. Al-Ameri disclaims beneficial ownership of any shares other than to the extent he may have a pecuniary interest therein.

CUSIP No. G1611B 107

(1) Names of reporting persons	H Capital International LP
(2) Check the appropriate box if a member of a group (see instructions)	(a) ☐ (b) ☒
(3) SEC use only
(4) Source of funds (see instructions)	OO
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
(6) Citizenship or place of organization	Cayman Islands
Number of shares beneficially owned by each reporting person with:
(7) Sole voting power	0
(8) Shared voting power	8,991,043(1)
(9) Sole dispositive power	0
(10) Shared dispositive power	8,991,043(1)
(11) Aggregate amount beneficially owned by each reporting person	8,991,043(1)
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☐
(13) Percent of class represented by amount in Row (11)	8.2%(1)
(14) Type of reporting person (see instructions)	PN

(1) Represents the interests of H Capital International LP, as a shareholder of Brooge Petroleum and Gas Investment Company (BPGIC) PLC, in the shares held by BPGIC Holdings Limited. H Capital International LP’s pro rata portion of the ordinary shares held in escrow is 9.1%. H Capital International LP disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

CUSIP No. G1611B 107

(1) Names of reporting persons	Gyan Investments Limited
(2) Check the appropriate box if a member of a group (see instructions)	(a) ☐ (b) ☒
(3) SEC use only
(4) Source of funds (see instructions)	OO
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
(6) Citizenship or place of organization	Cayman Islands
Number of shares beneficially owned by each reporting person with:
(7) Sole voting power	0
(8) Shared voting power	8,991,043(1)
(9) Sole dispositive power	0
(10) Shared dispositive power	8,991,043(1)
(11) Aggregate amount beneficially owned by each reporting person	8,991,043(1)
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☐
(13) Percent of class represented by amount in Row (11)	8.2%(1)
(14) Type of reporting person (see instructions)	CO

(1) Represents the interests of H Capital International LP, as a shareholder of Brooge Petroleum and Gas Investment Company (BPGIC) PLC, in the shares held by BPGIC Holdings Limited. Gyan Investments Limited is the general partner of H Capital International LP, consequently, it may be deemed the beneficial owner of 9.1% of the shares held by BPGIC Holdings Limited. Gyan Investments Limited disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

CUSIP No. G1611B 107

(1) Names of reporting persons	Hind Mohammed Muktar Ahmed
(2) Check the appropriate box if a member of a group (see instructions)	(a) ☐ (b) ☒
(3) SEC use only
(4) Source of funds (see instructions)	PF/OO
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
(6) Citizenship or place of organization	United Arab Emirates
Number of shares beneficially owned by each reporting person with:
(7) Sole voting power	0
(8) Shared voting power	8,991,043(1)
(9) Sole dispositive power	0
(10) Shared dispositive power	8,991,043(1)
(11) Aggregate amount beneficially owned by each reporting person	8,991,043(1)
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☐
(13) Percent of class represented by amount in Row (11)	8.2%(1)
(14) Type of reporting person (see instructions)	IN

(1) Represents the interest of H Capital International LP, as a shareholder of Brooge Petroleum and Gas Investment Company (BPGIC) PLC, in the shares held by BPGIC Holdings Limited. Mrs. Hind Mohammed Muktar Ahmed is the sole shareholder of Gyan Holdings Limited, the general partner of H Capital International LP, consequently, she may be deemed the beneficial owner of 9.1% of the shares held by BPGIC Holdings Limited. Mrs. Hind Mohammed Muktar Ahmed disclaims beneficial ownership of any shares other than to the extent she may have a pecuniary interest therein.

CUSIP No. G1611B 107

(1) Names of reporting persons	Mohammad Bin Khalifa Bin Zayed Al Nahyan
(2) Check the appropriate box if a member of a group (see instructions)	(a) ☐ (b) ☒
(3) SEC use only
(4) Source of funds (see instructions)	PF/OO
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
(6) Citizenship or place of organization	United Arab Emirates
Number of shares beneficially owned by each reporting person with:
(7) Sole voting power	0
(8) Shared voting power	21,900,000(1)
(9) Sole dispositive power	0
(10) Shared dispositive power	21,900,000(1)
(11) Aggregate amount beneficially owned by each reporting person	21,900,000(1)
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☐
(13) Percent of class represented by amount in Row (11)	20%(1)
(14) Type of reporting person (see instructions)	IN

(1) Represents the interests of Mohammad Bin Khalifa Bin Zayed Al Nahyan, as a shareholder of Brooge Petroleum and Gas Investment Company (BPGIC) PLC, in the shares held by BPGIC Holdings Limited. Mohammad Bin Khalifa Bin Zayed Al Nahyan’s pro rata portion of the ordinary shares held in escrow is 22.2%.

Introduction

This Schedule 13D is filed on behalf of (i) BPGIC Holdings Limited, a Cayman Islands exempted company (“BPGIC Holdings”); (ii) Nicolaas L. Paardenkooper, the Chief Executive Officer of the Issuer and BPGIC Holdings (“Mr. Paardenkooper”); (iii) Brooge Petroleum and Gas Investment Company (BPGIC) PLC, a company incorporated under the laws of England and Wales (“BPGIC PLC”), the sole shareholder of BPGIC Holdings; (iv) SBD International LP, a Cayman Island exempted limited partnership (“SBD”), the owner of 58.9% of the equity of BPGIC PLC (v) SD Holding Limited, a Cayman Islands exempted company (“SD”), the general partner of SBD; (vi) HBS Investments LP, a Cayman Islands exempted limited partnership (“HBS”), the owner of 9.8% of the equity of BPGIC PLC; (vii) O2 Investments Limited, a Cayman Islands exempted company (“O2”), the general partner of HBS; (viii) Salman Dawood Salman Al-Ameri the sole shareholder of SD and O2 (“Mr. Al-Ameri”); (ix) H Capital International LP, a Cayman Islands exempted limited partnership (“H Capital”), the owner of 9.1% of the equity of BPGIC PLC; (x) Gyan Investments Limited, a Cayman Islands exempted company (“Gyan”), the general partner of H Capital; (xi) Hind Mohammed Muktar Ahmed, the sole shareholder of Gyan (“Mrs. Ahmed”); and (xii) Mohammad Bin Khalifa Bin Zayed Al Nahyan, the owner of 22.2% of the equity of BPGIC PLC (Mohammad Bin Khalifa Bin Zayed Al Nahyan together with BPGIC Holdings, Mr. Paardenkooper, BPGIC PLC, SBD, SD, HBS, O2, Mr. Al-Ameri, H Capital, Gyan and Mrs. Ahmed the “Reporting Persons”).

Item 1. Security and Issuer.

Securities acquired: ordinary shares, par value $0.0001 per share (“Ordinary Shares”)

Issuer:	Brooge Holdings Limited (the “Issuer”)
P.O. Box 50170
Fujairah, United Arab Emirates

Item 2. Identity and Background.

(a) This statement is filed by:

i.  BPGIC Holdings, which is the holder of record of 90.1% of the Issuer’s outstanding Ordinary Shares based on the number of Ordinary Shares outstanding (109,587,754) as of December 30, 2019 (the “Ordinary Shares Outstanding”), as reported by the Issuer on the Shell Company Report on Form 20-F, filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on December 30, 2019;

ii.  Mr. Paardenkooper, who is the Chief Executive Officer of the Issuer and BPGIC Holdings;

iii.  BPGIC PLC, which is the sole shareholder of BPGIC Holdings, and therefore may be considered the beneficial owner of 90.1% of the Ordinary Shares Outstanding.

iv.  SBD, which is the owner of 58.9% of the equity of BPGIC PLC, and therefore may be considered the beneficial owner of 53.1% of the Ordinary Shares Outstanding;

v.  SD, which is the general partner of SBD, and therefore may be considered the beneficial owner of 53.1% of the Ordinary Shares Outstanding;

vi.  HBS, which is the owner of 9.8% of the equity of BPGIC PLC, and therefore may be considered the beneficial owner of 8.8% of the Ordinary Shares Outstanding;

vii.  O2, which is the general partner of HBS, and therefore may be considered the beneficial owner of 8.8% of the Ordinary Shares Outstanding;

viii.  Mr. Al-Ameri, who is the sole shareholder of SD and O2, and therefore may be considered the beneficial owner of 61.9% of the Ordinary Shares Outstanding;

ix.  H Capital, which is the owner of 9.1% of the equity of BPGIC PLC, and therefore may be considered the beneficial owner of 8.2% of the Ordinary Shares Outstanding;

x.  Gyan, which is the general partner of H Capital, and therefore may be considered the beneficial owner of 8.2% of the Ordinary Shares Outstanding;

xi.  Mrs. Ahmed, who is the sole shareholder of Gyan, and therefore may be considered the beneficial owner of 8.2% of the Ordinary Shares Outstanding; and

xii.  Mohammad Bin Khalifa Bin Zayed Al Nahyan, who is the owner of 22.2% of the equity of BPGIC PLC, and therefore may be considered the beneficial owner of 20% of the Ordinary Shares Outstanding.

(b) The residence or business address of each Reporting Person is c/o BPGIC Holdings Limited, P.O. Box 50170, Fujairah, United Arab Emirates

(c)

The principal business of BPGIC Holdings, BPGIC PLC, SBD, HBS and H Capital is to hold investments.

The principal business of SD, O2 and Gyan is to manage SBD, HBS and H Capital, respectively.

The principal occupation of Mr. Paardenkooper is the management of the Issuer and its subsidiaries.

The principal occupation of Mr. Al-Ameri is private investor.

The principal occupation of Mrs. Ahmed is private investor.

The principal occupation of Mohammad Bin Khalifa Bin Zayed Al Nahyan is private investor.

(d)

No Reporting Person has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). To the knowledge of the Reporting Persons, no person specified by Instruction C has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

No Reporting Person, during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

To the knowledge of the Reporting Persons, no persons specified by Instruction C, during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship.

i.	BPGIC Holdings is a Cayman Islands exempted company;

ii.	Mr. Paardenkooper is a citizen of The Netherlands;

iii.	BPGIC PLC is a company formed under the laws of England and Wales

iv.	SBD is a Cayman Island exempted limited partnership;

v.	SD is a Cayman Islands exempted company;

vi.	HBS is a Cayman Islands exempted limited partnership;

vii.	O2 is a Cayman Islands exempted company;

viii.	Salman Dawood Salman Al-Ameri is a citizen of Iraq;

ix.	H Capital is a Cayman Islands exempted limited partnership;

x.	Gyan is a Cayman Islands exempted company;

xi.	Hind Mohammed Muktar Ahmed is a citizen of the United Arab Emirates; and

xii.	Mohammad Bin Khalifa Bin Zayed Al Nahyan is a citizen of the United Arab Emirates.

Instruction C Persons

Information regarding each person specified by Instruction C of each of the Reporting Persons is set forth in Exhibit 99.1 hereto and incorporated herein by reference.

Item 3. Source and Amount of Funds or Other Consideration.

 On April 15, 2019, (i) Twelve Seas Investment Company, a Cayman Islands exempted company (“Twelve Seas”), (ii) the Issuer, (iii) Brooge Merger Sub Limited, a Cayman Islands exempted company and a wholly-owned subsidiary of the Company (“Merger Sub”), and (iv) Brooge Petroleum And Gas Investment Company FZE, a company formed under the laws of the Fujairah Free Zone, UAE (“BPGIC”), entered into that certain Business Combination Agreement, pursuant to which BPGIC Holdings also become a party thereafter pursuant to the Assignment and Joinder to Business Combination Agreement dated as of November 19, 2019 (as assignee of BPGIC PLC, which became a party to the Business Combination Agreement pursuant to a Joinder to Business Combination Agreement dated as of May 10, 2019) (as amended prior to the date hereof, including by the foregoing joinders and by the First Amendment to Business Combination Agreement, dated as of September 16, 2019, the “Business Combination Agreement”), pursuant to which, subject to the terms and conditions thereof, upon the consummation of the transactions contemplated thereby on December 20, 2019 (the “Closing”), among other matters, (a) the Issuer acquired all of the issued and outstanding ordinary shares of BPGIC from BPGIC Holdings in exchange for 98,718,035 Ordinary Shares, and approximately $13.23 million in lieu of 1,281,965 Ordinary Shares, subject to the withholding of 20,000,000 Ordinary shares being deposited in the escrow account in accordance with the terms and conditions of the Business Combination Agreement and the escrow agreement, and with BPGIC becoming a wholly-owned subsidiary of the Company, and (b) Twelve Seas merged with and into Merger Sub, with Twelve Seas continuing as the surviving entity with the name BPGIC International, and as a wholly-owned subsidiary of the Company and with holders of the Twelve Seas’ securities receiving substantially equivalent securities of the Issuer (such transactions contemplated by the Business Combination Agreement, collectively, the “Business Combination”).

Item 4. Purpose of Transaction.

The purpose of the acquisition of securities of the Issuer was to effect the Business Combination which was consummated on December 20, 2019.

The Ordinary Shares owned by the Reporting Persons have been acquired for investment purposes. The Reporting Persons may make further acquisitions of Ordinary Shares from time to time and, subject to certain restrictions, may dispose of any or all of the Ordinary Shares held by the Reporting Persons at any time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities and other factors. However, such shares are subject to certain transfer restrictions as further described in Item 6 below.

Item 5. Interest in Securities of the Issuer.

(a) and (b). The aggregate number and percentage of Ordinary Shares beneficially owned by each Reporting Person are as follows:

i.	BPGIC Holdings is the holder of record of 98,718,035 Ordinary Shares which constitutes 90.1% of the Ordinary Shares Outstanding;

ii.	Mr. Paardenkooper, as the Chief Executive Officer of BPGIC Holdings, may be deemed to share voting and dispositive power over the 98,718,035 Ordinary Shares which are held by BPGIC Holdings constituting 90.1% of the Ordinary Shares Outstanding. Mr. Paardenkooper disclaims beneficial ownership of any shares other than to the extent he may have a pecuniary interest therein.

iii.	BPGIC PLC, as the sole shareholder of BPGIC Holdings, may be deemed to share voting and dispositive power over the 98,718,035 Ordinary Shares which are held by BPGIC Holdings constituting 90.1% of the Ordinary Shares Outstanding. BPGIC PLC disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

iv.	SBD, through its ownership of 58.9% of the equity of BPGIC PLC, may be deemed to share voting and dispositive power over 58,152,625 Ordinary Shares (58.9% of the Ordinary Shares held by BPGIC Holdings) constituting 53.1% of the Ordinary Shares Outstanding. SBD disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

v.	SD, as the general partner of SBD, may be deemed to share voting and dispositive power over 58,152,625 Ordinary Shares (58.9% of the Ordinary Shares held by BPGIC Holdings) constituting 53.1% of the Ordinary Shares Outstanding. SD disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

vi.	HBS, through its ownership of 9.8% of the equity of BPGIC PLC, may be deemed to share voting and dispositive power over 9,674,367 Ordinary Shares (9.8% of the Ordinary Shares held by BPGIC Holdings) constituting 8.8% of the Ordinary Shares Outstanding. HBS disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

vii.	O2, as the general partner of HBS, may be deemed to share voting and dispositive power over 9,674,367 Ordinary Shares (9.8% of the Ordinary Shares held by BPGIC Holdings) constituting 8.8% of the Ordinary Shares Outstanding. O2 disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

viii.	Mr. Al-Ameri, as the sole shareholder of SD and O2, may be deemed to share voting and dispositive power over 67,826,992 Ordinary Shares (68.7% of the Ordinary Shares held by BPGIC Holdings) constituting 61.9% of the Ordinary Shares Outstanding. Mr. Al-Ameri disclaims beneficial ownership of any shares other than to the extent he may have a pecuniary interest therein.

ix.	H Capital, through its ownership of 9.1% of the equity of BPGIC PLC, may be deemed to share voting and dispositive power over 8,991,043 Ordinary Shares (9.1% of the Ordinary Shares held by BPGIC Holdings) constituting 8.2% of the Ordinary Shares Outstanding. H Capital disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

x.	Gyan, as the general partner of H Capital, may be deemed to share voting and dispositive power over 8,991,043 Ordinary Shares (9.1% of the Ordinary Shares held by BPGIC Holdings) constituting 8.2% of the Ordinary Shares Outstanding. Gyan disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

xi.	Mrs. Ahmed, as the sole shareholder of Gyan, may be deemed to share voting and dispositive power over 8,991,043 Ordinary Shares (9.1% of the Ordinary Shares held by BPGIC Holdings) constituting 8.2% of the Ordinary Shares Outstanding. Mrs. Ahmed disclaims beneficial ownership of any shares other than to the extent she may have a pecuniary interest therein.

xii.	Mohammad Bin Khalifa Bin Zayed Al Nahyan, through his ownership of 22.2% of the equity of BPGIC PLC, may be deemed to share voting and dispositive power over 21,900,000 Ordinary Shares (22.2% of the Ordinary Shares held by BPGIC Holdings) constituting 20% of the Ordinary Shares Outstanding. Mohammad Bin Khalifa Bin Zayed Al Nahyan disclaims beneficial ownership of any shares other than to the extent he may have a pecuniary interest therein.

(c) The description of the Business Combination under Item 3 are incorporated herein by reference in their entirety.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares.

Instruction C Persons

Brooge Petroleum and Gas Investment Company (BPGIC) PLC sold $75,000,000 of guaranteed subordinated convertible securities due in 2024 (the “Securities”) to MENA Energy Services Holdings Limited (“MENA”) on March 31, 2019. The Securities were issued in nominal amounts of $5,000,000. In connection with a restructuring that occurred prior to the consummation of the Business Combination, BPGIC Holdings assumed the Securities in place of Brooge Petroleum and Gas Investment Company (BPGIC) PLC. All (but not part) of the outstanding Securities can be exchanged for ordinary shares of the Issuer that were issued to BPGIC Holdings in the Business Combination in accordance with the conditions in BPGIC Holdings’ Deed Poll, dated November 19, 2019 in favor of the registered holders of $75,000,000 guaranteed subordinated convertible securities due 2024 (the “Deed Poll”). The Securities are exchangeable for 8,333,333 Ordinary Shares which constitutes 7.6% of the Ordinary Shares Outstanding. BPGIC Holdings placed such Ordinary Shares in escrow pursuant to the terms of the MENA Escrow Agreement.

A director of BPGIC Holdings and the Issuer, Abu Bakar Chowdhury, is the managing director of ASMA Capital B.S.C.(c). ASMA Capital B.S.C.(c). holds 99% of the equity of IDB Infrastructure Fund II B.S.C(c), the sole shareholder of MENA Energy Services Holdings Limited.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Escrow Agreement

As contemplated by the Business Combination Agreement, at the Closing, Twenty Million (20,000,000) of the Ordinary Shares otherwise issuable to BPGIC Holdings at the Closing (together with any equity securities paid as dividends or distributions with respect to such shares or into which such shares are exchanged or converted, the “Escrow Shares”) were instead issued to BPGIC Holdings in escrow, and are held by Continental Stock Transfer & Trust Company (“Continental”), as escrow agent for the benefit of BPGIC Holdings, to be held and controlled, along with any other Escrow Property (as defined in the Escrow Agreement and together with the Escrow Shares, the “Escrow Property”) by Continental in a separate segregated escrow account (the “Escrow Account”), and released in accordance with the Escrow Agreement, dated as of May 10, 2019, by and among the Issuer, Continental and BPGIC Holdings (as assignee of BPGIC PLC) as amended by First Amendment to the Escrow Agreement, dated December 20, 2019, by and among BPGIC Holdings, Continental and the Issuer (as amended, the “Escrow Agreement”).

While the Escrow Property is held in the Escrow Account, BPGIC Holdings shall have all voting, consent and other rights (other than the rights to dividends, distributions or other income paid or accruing to the Escrow Property). The Escrow Agreement provides, however, that after the Closing, BPGIC Holdings shall be permitted to (i) pledge or otherwise encumber the Escrow Property as collateral security for documented loans entered into by BPGIC Holdings, the Issuer or its subsidiaries, including BPGIC, after the Closing or (ii) transfer its rights to the Escrow Property to a third party, provided, that (a) in each case of clauses (i) and (ii), that the lender’s or transferee’s rights to any such pledged or transferred Escrow Property shall be subject to the provisions of the Escrow Agreement and the sections of the Business Combination Agreement pertaining to the escrow, including the forfeiture provisions contained therein, and (b) in the event of a pledge or encumbrance of the Escrow Property under clause (i) above, BPGIC Holdings may transfer the Escrow Property to another escrow agent selected by BPGIC Holdings and reasonably acceptable to BPGIC Holdings.

The Escrow Property will only become vested and not subject to forfeiture, and released to BPGIC Holdings, in the event that the Issuer meets the following performance or milestone requirements during the period commencing from the Closing until the end of the twentieth (20th) fiscal quarter after the commencement date of the first full fiscal quarter beginning after the Closing (such period, the “Escrow Period”):

(i) One-half (½) of the Escrow Property shall become vested and no longer subject to forfeiture, and be released to BPGIC Holdings, in the event that either: (a) the Annualized EBITDA (as defined in the Escrow Agreement) for any full fiscal quarter during the Escrow Period (beginning with the first full fiscal quarter beginning after the Closing) (an “Escrow Quarter”) equals or exceeds $175,000,000 or (b) at any time during the Escrow Period, the closing price of the Ordinary Shares equals or exceeds $12.50 per share (subject to equitable adjustment) for any ten (10) Trading Days (as defined in the Escrow Agreement) within any twenty (20) Trading Day period during the Escrow Period.

(ii) All Escrow Property remaining in the Escrow Account shall become vested and no longer subject to forfeiture, and be released to BPGIC Holdings, in the event that either: (a) the Annualized EBITDA for any Escrow Quarter equals or exceeds $250,000,000 or (b) at any time during the Escrow Period, the closing price of the Ordinary Shares equals or exceeds $14.00 per share (subject to equitable adjustment) for any ten (10) Trading Days within any twenty (20) Trading Day period during the Escrow Period.

The Annualized EBITDA for each fiscal quarter is equal to four times the earnings before interest, income taxes, depreciation and amortization of the Issuer and its subsidiaries, on a consolidated basis, for such fiscal quarter, as determined in accordance with IFRS, consistently applied, but subject to certain adjustments set forth on Exhibit A to the Escrow Agreement.

At the end of the Escrow Period, if there is any Escrow Property which has not vested and that BPGIC Holdings is not entitled to receive in accordance with the Escrow Agreement and the Business Combination Agreement, such Escrow Property will be forfeited and automatically surrendered by BPGIC Holdings and distributed to the Issuer from the Escrow Account, for cancellation by the Issuer. All actions or determinations on behalf of the Issuer under the Escrow Agreement after the Closing (other than certain reports to be delivered by the Issuer’s chief financial officer) will be exclusively made and determined by a majority of the independent directors then serving on the Issuer’s board of directors that are disinterested in the Escrow Property.

The description of the Escrow Agreement is qualified in its entirety by reference to both the full text of such agreement, a copy of which was filed by Twelve Seas as Exhibit 10.1 to the Current Report on Form 8-K, filed by Twelve Seas with the SEC on May 13, 2019 and is incorporated by reference herein as Exhibit 99.2, and by reference to the full text of the First Amendment to such agreement, a copy of which was filed by the Issuer as Exhibit 4.72 to the Shell Company Report on Form 20-F, filed by the Issuer with the SEC on December 30, 2019 and is incorporated by reference herein as Exhibit 99.3.

Registration Rights Agreement

Pursuant to the Business Combination Agreement, the Issuer and BPGIC Holdings have entered into the registration rights agreement, dated December 20, 2019 (the “Registration Rights Agreement”), which became effective upon the Closing, with respect to the Ordinary Shares received by BPGIC Holdings at the Closing (the “BPGIC Holdings Shares”). Under the Registration Rights Agreement, BPGIC Holdings has registration rights that obligate the Issuer to register for resale under the Securities Act all or any portion of the BPGIC Holdings Shares (together with any securities issued as a dividend or distribution with respect thereto or in exchange therefor, the “Registrable Securities”), except that the Issuer is not obligated to register Registrable Securities subject to the Escrow Agreement until they are released from the Escrow Account. The holders of a majority-in-interest of the Registrable Securities are entitled under the Registration Rights Agreement to make written demands for registration under the Securities Act of all or part of their Registrable Securities (provided, however, that the Issuer is not obligated to effect more than four (4) of such written demands), and the other holders of Registrable Securities will be entitled to join in such demand registration. Subject to certain exceptions, if the Issuer proposes to file a registration statement under the Securities Act with respect to the registration of or an offering of equity securities, under the Registration Rights Agreement, the Issuer shall give notice to BPGIC Holdings and all other holders of Registrable Securities as to the proposed filing and offer them an opportunity to register the sale of such number of Registrable Securities as requested by the holders in writing, subject to customary cut-backs. In addition, the Registration Rights Agreement provides that subject to certain exceptions, the holders of Registrable Securities shall be entitled under the Registration Rights Agreement to request in writing that the Issuer register the resale of any or all of such Registrable Securities on Form F-3 or S-3 and any similar short-form registration that may be available at such time. Under the Registration Rights Agreement, the Issuer agrees to indemnify the holders of Registrable Securities and certain persons or entities related to them, such as their officers, directors, employees, agents and representatives, against any losses or damages resulting from any untrue statement of a material fact or omission of a material fact in any registration statement or prospectus pursuant to which they sell Registrable Securities, unless such liability arose from the Issuer’s reliance upon and conformity with information furnished in writing by such holder (or certain persons or entities related to them), for use in such documents. The holders of Registrable Securities will indemnify the Issuer and certain persons or entities related to the Issuer, such as its officers and directors and underwriters, against any losses that arise out of or are based upon such untrue statement of a material fact or omission to state to material fact, in any registration statement or prospectus pursuant to which they sell their Registrable Securities, where they were made (or not made) by the Issuer in reliance upon and in conformity with information furnished in writing to it by such holder.

The description of the Registration Rights Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 4.76 to the Shell Company Report on Form 20-F, filed by the Issuer with the SEC on December 30, 2019 and is incorporated by reference herein as Exhibit 99.4.

Voting Agreement

Pursuant to the Business Combination Agreement, BPGIC Holdings, Twelve Seas Sponsors I LLC, Suneel G. Kaji and Gregory Stoupnitzky (Twelve Seas Sponsors I LLC, Suneel G. Kaji and Gregory Stoupnitzky, each a “Twelve Seas Holder”, and collectively, the “Twelve Seas Holders”) entered into the Voting Agreement, dated December 20, 2019 in favor of BPGIC (the “Voting Agreement”). The Voting Agreement applies to the ordinary shares and other voting securities of the Issuer issued to the Twelve Seas Holders upon the consummation of the Business Combination (including upon the conversion, exercise, exchange of their securities in Twelve Seas) as well as other securities the Twelve Seas Holders acquired or agreed to acquire up to and including the time of Closing (collectively, the “Subject Shares”). The Voting Agreement provides that from and after the Closing until the Voting Agreement terminates with respect to each Twelve Seas Holder, at each meeting of the shareholders of the Issuer and in each written consent or resolutions of the Issuer shareholders in which a Twelve Seas Holder is entitled to vote, consent or approve, such Twelve Seas Holder unconditionally and irrevocably agrees to be present for such meeting and vote its Subject Shares (in person or by proxy), as directed by BPGIC Holdings, or consent to any action by written consent or resolution with respect to all such matters, as directed by BPGIC Holdings. The Voting Agreement terminates upon the earlier to occur of (i) the mutual written consent of BPGIC Holdings and the Twelve Seas Holders and (ii) with respect to any Twelve Seas Holder, automatically on the date such Twelve Seas Holder no longer holds any Subject Shares. As of December 20, 2019, the Twelve Seas Holders owned an aggregate of 4,621,900 Ordinary Shares constituting 4.2% of the Ordinary Shares Outstanding.

The description of the Voting Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 4.73 to the Shell Company Report on Form 20-F, filed by the Issuer with the SEC on December 30, 2019 and is incorporated by reference herein as Exhibit 99.5.

Dividend Waivers

Prior to the Closing, BPGIC Holdings, MENA, the Twelve Seas Holders, EarlyBirdCapital, Inc. (“EBC”) and certain assignees of EBC (collectively the “Waiving Holders”) signed and delivered to the Issuer dividend waivers pursuant to which such Waiving Holders waived, for a period of two years from the date of Closing (the “Waiver Term”), their rights to any dividends with respect to (i) the Exchange Shares, (ii) the Founders’ Shares, and (iii) the ordinary shares issued to EBC and its affiliates in connection with Twelve Seas’ initial public offering. Each dividend waiver terminates upon the earliest to occur of (i) the expiration of the Waiver Term, and (ii) with respect to the Twelve Seas Insiders and EBC, if the Issuer and/or BPGIC Holdings or MENA modify their waiver of their rights to dividends in any way.

A director of BPGIC Holdings and the Issuer, Abu Bakar Chowdhury, is the managing director of ASMA Capital B.S.C.(c). ASMA Capital B.S.C.(c). holds 99% of the equity of IDB Infrastructure Fund II B.S.C(c), the sole shareholder of MENA.

The description of the Dividend Waiver is qualified in its entirety by reference to the full text of such waiver, a copy of the form of which was filed by the Issuer as Exhibit 4.80 to the Shell Company Report on Form 20-F, filed by the Issuer with the SEC on December 30, 2019 and is incorporated by reference herein as Exhibit 99.6.

BPGIC Holdings Convertible Securities Deed Poll

Brooge Petroleum and Gas Investment Company (BPGIC) PLC sold the Securities to MENA on March 31, 2019. The Securities were issued in nominal amounts of $5,000,000. In connection with a restructuring that occurred prior to the consummation of the Business Combination, pursuant to a Deed of Novation and a Deed of Novation and Amendment. BPGIC Holdings assumed the Securities in place of Brooge Petroleum and Gas Investment Company (BPGIC) PLC. All (but not part) of the outstanding Securities can be exchanged for ordinary shares of the Issuer that were issued to BPGIC Holdings in the Business Combination in accordance with the conditions in BPGIC Holdings’ Deed Poll. The Securities are exchangeable for 8,333,333 Ordinary Shares (the “MENA Conversion Shares”). BPGIC Holdings placed such Ordinary Shares in escrow pursuant to the terms of the MENA Escrow Agreement. Pursuant to the Deed Poll, BPGIC Holdings is required to at all times retain legal and beneficial ownership of at least the full number of MENA conversion shares.

A director of BPGIC Holdings and the Issuer, Abu Bakar Chowdhury, is the managing director of ASMA Capital B.S.C.(c). ASMA Capital B.S.C.(c). holds 99% of the equity of IDB Infrastructure Fund II B.S.C(c), the sole shareholder of MENA.

The description of the Deed Poll is qualified in its entirety by reference to the full text of such Deed Poll, a copy of which is attached hereto and incorporated by reference herein as Exhibit 99.7.

MENA Escrow Agreement

BPGIC Holdings, Continental and MENA entered into an escrow agreement, dated December 19, 2019 (the “MENA Escrow Agreement”). At the Closing, 8,333,333 of the Ordinary Shares otherwise issuable to BPGIC Holdings at the Closing (the “ASMA Escrow Shares”) were instead issued to BPGIC Holdings in escrow, and are held by Continental, as escrow agent for the benefit of BPGIC Holdings, in a separate segregated escrow account (the “MENA Escrow Account”), and released in accordance with the MENA Escrow Agreement. Any dividends, distributions or other income paid on or otherwise accruing to such MENA Escrow Shares (together with the MENA Escrow Shares, the “MENA Escrow Property”), shall belong to BPGIC Holdings.

While the MENA Escrow Shares are held in the MENA Escrow Account, BPGIC Holdings shall have all voting, consent and other rights (including the rights to dividends, distributions or other income paid or accruing to the MENA Escrow Shares). The MENA Escrow Agreement provides that after the Closing, BPGIC Holdings shall be permitted to (with the prior written consent of MENA): (i) pledge or otherwise encumber the MENA Escrow Shares as collateral security for documented loans entered into by BPGIC Holdings after the Closing or (ii) transfer its rights to the MENA Escrow Shares to a third party, provided, that (a) in each case of clauses (i) and (ii), that the lender’s or transferee’s rights to any such pledged or transferred MENA Escrow Shares shall be subject to the provisions of the MENA Escrow Agreement including the forfeiture provisions contained therein, and (b) in the event of a pledge or encumbrance of the MENA Escrow Property under clause (i) above, BPGIC Holdings may transfer the MENA Escrow Shares to another escrow agent selected by BPGIC Holdings and reasonably acceptable to MENA.

Continental shall release and deliver the MENA Escrow Shares (or such portion thereof) to either BPGIC Holdings or MENA, as applicable (i) to BPGIC Holdings on the redemption of convertible securities in accordance with the conditions in the Deed Poll (ii) to BPGIC Holdings on any transfer of convertible securities in accordance with the conditions in the Deed Poll (iii) in accordance with joint written instructions executed by BPGIC Holdings and MENA, or (iv) in accordance with a copy of a final non-appealable judgment or order from a court of competent jurisdiction.

A director of BPGIC Holdings and the Issuer, Abu Bakar Chowdhury, is the managing director of ASMA Capital B.S.C.(c). ASMA Capital B.S.C.(c). holds 99% of the equity of IDB Infrastructure Fund II B.S.C(c), the sole shareholder of MENA.

The description of the MENA Escrow Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which is attached hereto and incorporated by reference herein as Exhibit 99.8.

Securityholders’ Agreement

In connection with the issuance of the Securities, BPGIC Holdings entered into the New Securityholders’ Agreement, dated as of December 20, 2019, by and among MENA, BPGIC Holdings and Brooge Petroleum and Gas Investment Company (BPGIC) PLC (the “Securityholders’ Agreement”). The primary purpose of the Securityholders’ Agreement is to grant MENA certain rights in its capacity as a securityholder of BPGIC Holdings. As the securities held by MENA in BPGIC Holdings are convertible into Ordinary Shares, certain provisions of the Securityholders’ agreement relate, directly or indirectly, to the Ordinary Shares held by BPGIC Holdings. Pursuant to the Securityholders’ agreement, is entitled to receive copies of all documents received by it in its capacity as a shareholder of the Issuer. The holder or holders of the Securities may not sell any of its Securities unless it obtains the prior written consent of BPGIC Holdings. Proposed sales of the Securities are subject to a right of first offer granted to the shareholders of BPGIC Holdings. MENA holds a drag-along right over other securityholders with respect to sales and/or conversions of the Securities. The Securityholders’ Agreement further provides that, amongst other matters, BPGIC Holdings must obtain the consent of holders of a majority of the total principal amount of the Securities outstanding at the relevant time to acquire securities of any company or dispose of, sell, or transfer any assets of BPGIC Holdings which would result in it holding less than 50% of the Ordinary Shares it received in the Business Combination.

A director of BPGIC Holdings and the Issuer, Abu Bakar Chowdhury, is the managing director of ASMA Capital B.S.C.(c). ASMA Capital B.S.C.(c). holds 99% of the equity of IDB Infrastructure Fund II B.S.C(c), the sole shareholder of MENA.

The description of the MENA Escrow Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which is attached hereto and incorporated by reference herein as Exhibit 99.9.

Item 7. Material to be Filed as Exhibits.

99.1	Schedule of Information Respecting Persons Specified by Instruction C.
99.2	Escrow Agreement, dated as of May 10, 2019, by and among Brooge Holdings Limited, BPGIC Holdings Limited (as assignee of Brooge Petroleum and Gas Investment Company (BPGIC) PLC), and Continental Stock Transfer and Trust Company (incorporated by reference to Exhibit 10.1 of BPGIC International’s Form 8-K (File No. 001-38540), filed with the SEC on May 13, 2019).
99.3†	First Amendment to Escrow Agreement, dated as of December 20, 2019, by and among Brooge Holdings Limited, BPGIC Holdings Limited (as assignee of Brooge Petroleum and Gas Investment Company (BPGIC) PLC), and Continental Stock Transfer and Trust Company (incorporated by reference to Exhibit 4.72 of Brooge Holdings Limited’s Form 20-F (File No. 001-39171), filed with the SEC on December 30, 2019).
99.4	BPGIC Registration Rights Agreement, dated as of December 20, 2019, by and between Brooge Holdings Limited and BPGIC Holdings Limited (incorporated by reference to Exhibit 4.76 of Brooge Holdings Limited’s Form 20-F (File No. 001-39171), filed with the SEC on December 30, 2019).
99.5	Voting Agreement, dated as of December 20, 2019, by and among BPGIC Holdings Limited, Twelve Seas Sponsors I LLC, Gregory Stoupnitzky and Suneel G. Kaji (incorporated by reference to Exhibit 4.73 of Brooge Holdings Limited’s Form 20-F (File No. 001-39171), filed with the SEC on December 30, 2019).
99.6	Form of Dividend Waiver (incorporated by reference to Exhibit 4.80 of Brooge Holdings Limited’s Form 20-F (File No. 001-39171), filed with the SEC on December 30, 2019).
99.7*	Deed Poll, dated November 19, 2019 in favor of the registered holders of $75,000,000 guaranteed subordinated convertible securities due 2024.
99.8*†	MENA Escrow Agreement, dated as of December 19, 2019, by and among BPGIC Holdings Limited, MENA Energy Holdings Services Limited and Continental Stock Transfer and Trust Company.
99.9*†	New Securityholders’ Agreement, dated as of December 20, 2019, by and among BPGIC Holdings Limited, MENA Energy Holdings Services Limited and Brooge Petroleum and Gas Investment Company (BPGIC) PLC.
99.10*	Joint Filing Agreement, dated as of December 30, 2019, by and among BPGIC Holdings Limited, Brooge Petroleum and Gas Investment Company (BPGIC) PLC, Nicolaas Paardenkooper, Mohammad Bin Khalifa Bin Zayed Al Nahyan, [SBD International LP, SD Holding Limited, Salman Dawood Salman Al-Ameri, HBS Investments Limited, O2 Investments Limited, H Capital International LP, Gyan Investments Limited and Hind Mohammed Muktar Ahmed].

*	Filed herewith
†	Schedules to this exhibit have been omitted. The Reporting Persons hereby agree to furnish a copy of any omitted schedules to the Commission upon request.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 30, 2019

BPGIC HOLDINGS LIMITED

By:	/s/ Nicolaas L. Paardenkooper
Name:	Nicolaas L. Paardenkooper
Title:	Chief Executive Officer

/s/ Nicolaas L. Paardenkooper
Nicolaas L. Paardenkooper

SBD INTERNATIONAL LP

By: SD Holding Limited, its general partner

By:	/s/ Salman Dawood Salman Al-Ameri
Name:	Salman Dawood Salman Al-Ameri
Title:	Director

SD HOLDING LIMITED

By:	/s/ Salman Dawood Salman Al-Ameri
Name:	Salman Dawood Salman Al-Ameri
Title:	Director

/s/ Salman Dawood Salman Al-Ameri
Salman Dawood Salman Al-Ameri

[Signature Page to Report on Schedule 13-D With Respect to Beneficial Ownership of Ordinary Shares of Brooge Holdings Limited]

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 30, 2019

HBS INVESTMENTS LIMITED

By:	O2 Investments Limited, its general partner

By:	/s/ Salman Dawood Salman Al-Ameri
Name:	Salman Dawood Salman Al-Ameri
Title:	Director

O2 INVESTMENTS LIMITED

By:	/s/ Salman Dawood Salman Al-Ameri
Name:	Salman Dawood Salman Al-Ameri
Title:	Director

H CAPITAL INTERNATIONAL LP

By:	Gyan Investments Limited, its general partner

By:	/s/ Hind Mohammed Muktar Ahmed
Name:	Hind Mohammed Muktar Ahmed
Title:	Director

GYAN INVESTMENTS LIMITED

By:	/s/ Hind Mohammed Muktar Ahmed
Name:	Hind Mohammed Muktar Ahmed
Title:	Director

/s/ Hind Mohammed Muktar Ahmed
Name: Hind Mohammed Muktar Ahmed

[Signature Page to Report on Schedule 13-D With Respect to Beneficial Ownership of Ordinary Shares of Brooge Holdings Limited]

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 30, 2019

/s/ Mohammad Bin Khalifa Bin Zayed Al Nahyan
Name: Mohammad Bin Khalifa Bin Zayed Al Nahyan

[Signature Page to Report on Schedule 13-D With Respect to Beneficial Ownership of Ordinary Shares of Brooge Holdings Limited]

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 30, 2019

BROOGE PETROLEUM AND GAS INVESTMENT COMPANY (BPGIC) PLC

By:	/s/ Nicolaas L. Paardenkooper
Name:	Nicolaas L. Paardenkooper
Title:	Chief Executive Officer

[Signature Page to Report on Schedule 13-D With Respect to Beneficial Ownership of Ordinary Shares of Brooge Holdings Limited]